EXHIBIT 99.1

SUPERCOM EXPECTS TO CLOSE SMART ID ACQUISITION
ON DECEMBER 24, 2013

Herzliya, Israel, December 20, 2013 – SuperCom Ltd. (NASDAQ: SPCB), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions,  today announced that it has completed the due diligence process of the Smart ID division of On Track Innovations (NASDAQ: OTIV).

The acquisition of the Smart ID division is expected to close on December 24, 2013. On closing, the employees, all contracts, software and other related technologies, patents and other IP assets will transfer to Supercom.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com.

Supercom Company Contact:
Ordan Trabelsi, VP US Operations
Tel: 1 212 675 4606
ordan@supercom.com

Supercom Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Supercom Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on SuperCom's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SuperCom could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the closing of the acquisition of the Smart ID division. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in  SuperCom's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") and in subsequent filings with the SEC. Except as otherwise required by law, SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.